

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Mr. Jack E. Salmon
Chief Financial Officer
RAIT Financial Trust
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

      Re: **RAIT Financial Trust**
                Form 10-K for the year ended December 31, 2009
                Filed March 1, 2010
                File No. 001-12616

Dear Mr. Salmon:

      We have completed our review of your filing and do not have any further comments at this time.

                Sincerely,

                Duc Dang
                Attorney-Advisor